Old Mutual Global Shares Trust

10 High Street, Suite 302

Boston, MA 02110

November 18, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Attn: John Grzeskiewicz

Re:

Old Mutual Global Shares Trust (the “Trust”)

File Nos. 333-159629 and 811-22304

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby requests that the effectiveness for Pre-Effective Amendment Number 4 to the Trust’s Registration Statement on Form N-1A be accelerated to 12:00 p.m., New York time, on November 19, 2009, or as soon thereafter as practicable.  The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:

/s/ Eric G. Woodbury

Name:

Eric G. Woodbury

Title:

Secretary

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

November 18, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Attn: John Grzeskiewicz

Re:

Old Mutual Global Shares Trust (the “Trust”)

File Nos. 333-159629 and 811-22304

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Foreside Fund Services, LLC (“Foreside”), in its capacity as distributor of the shares of the Trust, hereby joins in the request of the Trust that the effectiveness for the Trust’s Pre-Effective Amendment Number 4 to the Trust’s Registration Statement on Form N-1A be accelerated to 12:00 p.m., New York time, on November 19, 2009, or as soon thereafter as practicable.  Foreside hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:

/s/ Nanette K. Chern

Name:

Nanette K. Chern

Title:

Vice President